

Jina Osumi · 3rd

CEO at Humphry Slocombe

San Francisco Bay Area · 500+ connections · **Contact info**


 **Humphry Slocombe**

 **Stanford Graduate School of Business**

About

We're hiring! If you're as obsessed with ice cream as us, and are an Operations guru, send me a note!

Activity

1,113 followers

 **We're bringing ice cream to the heroes at UCSF Benioff Children's Hospital and we would love for you to join us! Gift a scoop or a pint for a frontline worker and we'll...**

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Experience



CEO

Humphry Slocombe

Aug 2015 – Present · 5 yrs 5 mos

San Francisco Bay Area

2017: "#1 in the San Francisco Ice Cream Power Rankings" - The Infatuation
2016: "Best Ice Cream in SF" - San Francisco Magazine
2015: "Top 5 Ice Cream in America" – Food Network
2014: "12 Best Ice Cream Shops in America" – Huffington Post
2013: "Our Favorite Weird Ice Cream Flavors" – Bon Apetit
2012: "One of Ten Ice Cream Shops You Need to Visit" – GQ
2011: "Ferran Adria visits Humphry Slocombe" – SF Chronicle
2010: "I'll Take a Scoop of Prosciutto, Please" – NY Times Magazine
2009: "Best New Ice Cream Shops" – Food & Wine

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Del Monte Foods, Inc.
2 yrs 11 mos

Director, Brand Strategy & Marketing Activation
Feb 2014 – Aug 2015 · 1 yr 7 mos

Lead marketing planning and activation for $1.6Bn Del Monte portfolio. Responsible for Brand Strategy, TV, Print, Digital (paid, owned, earned), Social, Consumer Promotions, PR, Del Monte Kitchens, and Creative Services. Develop and manage consumer brands marketing budget. Manage team of 9.

Optimized F15 plan to recover from double digit declines. Sold in $8MM TV plan, developed targeted Holiday digital, and supplemented with high value PR and Social. Resulted in 437MM impressions, +53% volume, and +8.4 share pt chg vs. YA.

Developed Del Monte's first ever content strategy and brought Social in-house to better control messaging, look, tone, feel, and cost. Increased organic reach by 4x while reducing cost by 50%.

Conducted qualitative and quantitative research to profile heavy users and identify insights for retention strategy.

Led team of 6 agencies to develop F16 integrated marketing plan. Developing new creative for TV, Print, and Digital.

Scope of responsibility increased after 1 year to include Del Monte Kitchens and Creative Services. Team grew from 4 to 9.

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How Del Monte Got 80 Million Views in Two...

Senior Brand Manager, Consumer Products Brand Strategy & TM Development
Oct 2012 – Jan 2014 · 1 yr 4 mos

Relaunched Del Monte brand by developing first ever integrated marketing plan, brand guidelines, and food strategy. Developed new Contadina positioning for relaunch. Managed 6 agencies and 1 direct report.



PepsiCo
2 yrs 7 mos

Global Senior Brand Manager, Pepsi
Aug 2011 – Oct 2012 · 1 yr 3 mos
Purchase, NY

Selected to be part of new Global Beverages Group charged to build first global strategy for $30Bn portfolio of Pepsi, Pepsi Max, and Pepsi Light by redefining positioning, launching global campaigns, and driving a consistent global design. Focus primarily on Pepsi Max, a $1.9Bn brand, by leading equity building global campaigns and promotional initiatives.

Senior Manager, Sparkling Innovation
Apr 2010 – Aug 2011 · 1 yr 5 mos
Purchase, NY

Led all short and long term innovation for Mountain Dew, the #4 carbonated beverage in the U.S., and other flavored brands. Launched 5 new products in 2011, delivering 1.1% incremental volume to portfolio in a declining category.



Campbell Soup Company

4 yrs 10 mos

Brand Manager, Simple Meals Beyond Soup

Oct 2008 – Apr 2010 · 1 yr 7 mos

Camden, NJ

Managed PNLs of three brands with combined Gross Sales of $65MM. Grew Swanson Chicken volume by 5.1% and Beans by 4.7% in FY09 with double digit growth at Wal-Mart and in the Dollar channel. Grew HH penetration by 0.7 points on Swanson Chicken in FY09.

Associate Brand Manager, V8

Apr 2007 – Sep 2008 · 1 yr 6 mos

Led marketing and operational launch of V8's single serve distribution through Coca-Cola Enterprises. Developed and executed marketing plan for FY08 (POS, Coupons, Trade Print, Radio with Tags).

As part of distribution launch, redesigned the single serve bottle to work in vending machines. Identified opportunity to enhance design along with functionality and increased purchase intent in consumer testing, resulting in +22% shipments in year one.

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Associate Brand Manager, Swanson Broth

Jul 2005 – Mar 2007 · 1 yr 9 mos

Led label redesign for Swanson product line (17 SKUs) to optimize branding, food appeal, and communication. Significantly increased liking and purchase intent, scoring in the top 20% of all packages tested by PRS.

Managed Swanson Broth digital redesign (website and newsletter) to improve consumer experience and engagement. Increased visits by 82%, views by 113% and click-throughs by 283%.

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Marketing Intern, US Personal Care Products

Avon

Jun 2004 – Aug 2004 · 3 mos

New York, NY

Provided creative direction for two personal care product launches. Briefed design team on positioning and layout.

Evaluated historical campaigns since 1997 to identify best practices and most efi ...see more



Associate

A.T. Kearney

1999 – 2003 · 4 yrs

Led multiple operations and strategic consulting project work-streams to enhance profitability and operational efficiency for clients in the Office Supplies, Retail, Medical Equipment, and Energy industries.

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Education



Stanford Graduate School of Business

MBA

2003 – 2005



French Culinary Institute

La Technique: 6 month program

2003 – 2003



Wellesley College

BA, International Relations; Japanese

1995 – 1999